 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on September 24, 2024, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the third tranche of the 2024 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the third tranche of the 2024 programme was announced: 24 July 2024. The duration of the third tranche of the 2024 programme: 25 July to no later than 22 October 2024.

Further information on the tranche can be found in the stock market announcement on its commencement dated 24 July 2024, available here: https://newsweb.oslobors.no/message/624015

From 16 September until 20 September 2024, Equinor ASA has purchased a total of 1,800,000 own shares at an average price of NOK 266.0521 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

16 September	OSE	400,000	267.5448	107,017,920.00
	CEUX
	TQEX

17 September	OSE	400,000	266.4034	106,561,360.00
	CEUX
	TQEX

18 September	OSE	350,000	265.5921	92,957,235.00
	CEUX
	TQEX

19 September	OSE	300,000	269.4529	80,835,870.00
	CEUX
	TQEX

20 September	OSE	350,000	261.4896	91,521,360.00
	CEUX
	TQEX

Total for the period	OSE	1,800,000	266.0521	478,893,745.00
	CEUX
	TQEX

Previously disclosed buy-backs under the third tranche of the 2024 programme	OSE	12,332,453	283.9137	3,501,351,784.15
	CEUX
	TQEX
	Total	12,332,453	283.9137	3,501,351,784.15

Total buy-backs under third tranche of the 2024 programme (accumulated)	OSE	14,132,453	281.6387	3,980,245,529.15
	CEUX
	TQEX
	Total	14,132,453	281.6387	3,980,245,529.15

Following the completion of the above transactions, Equinor ASA owns a total of 41,126,202 own shares, corresponding to 1.47% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 32,938,032 own shares, corresponding to 1.18% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: September 24, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer